EXHIBIT 99.1

POET Technologies to Showcase Breakthrough Light Source and 1.6T Optical Engines for AI and Cloud Markets at CIOE 2025

SAN JOSE, Calif. and SHENZHEN, China, Sept. 04, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced that it will be showcasing live demonstrations of its latest optical products at the 2025 China International Optoelectronic Expo (CIOE), taking place September 10–12 at the Shenzhen World Exhibition and Convention Center.

At CIOE 2025, POET will highlight two breakthrough demonstrations designed for AI scale-up networks and hyperscale data centers:

  Groundbreaking light source for Co-Packaged Optics (CPO) and high-bandwidth chip-to-chip communications, the POET BlazarTM, addressing the urgent bandwidth and latency challenges of AI scale-up networks. Blazar utilizes POET’s wafer-level chip-scale packaging technology to create a high-power, multi-channel light source as an alternative to traditional DFB laser-based solutions.
  A line of 1.6T transmit and receive optical engines, called POET TeralightTM, that delivers performance and cost-optimized solutions for high-volume 1.6T pluggable transceivers, enabling scalable, next-generation interconnect solutions for data center and AI infrastructure.

In addition to these demonstrations, Dr. Mo Jinyu, POET’s Senior Vice President of Global Product Development, will be a featured speaker at the International Forum on Optical Communications (IFOC 2025) on September 9, 2025, in Shenzhen. Her talk, titled “An Advanced Photonic Integration Platform for Next-Generation AI Computing and High-Speed Data Center Interconnects”, will highlight how the POET Optical Interposer™ technology is uniquely positioned to address the growing demands of AI and cloud-scale connectivity.

POET’s senior executive team will be present at CIOE 2025 and have scheduled numerous customer and partner meetings in Shenzhen, reflecting strong global interest in POET’s Optical Interposer platform for cost efficiency, scalability, and performance advantages.

“CIOE is a cornerstone event for POET,” said Dr. Suresh Venkatesan, POET Executive Chairman and CEO. “Our live demonstrations this year, combined with Dr. Mo’s presentation at IFOC, underscore the breadth of POET’s innovation in photonic integration. Whether through our light-source advancements for CPO or our high-volume 1.6T optical engines, we are enabling customers to deploy cost-effective, high-bandwidth solutions that scale with the demands of Artificial Intelligence systems and networks.”

CIOE is the largest optoelectronics conference in the world, expecting more than 120,000 attendees from over 30 countries. POET will be stationed at Hall 11, Booth 11A59.

For a video interview with Raju Kankipati, POET’s Chief Revenue Officer, discussing the Company’s participation at CIOE 2025, please visit the POET Videos landing page: https://www.poet-technologies.com/videos.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges in 5G mobile networks, machine-to-machine communication, self-contained "Edge" computing applications and numerous sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Shenzhen, China, and Malaysia. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company's expectations with respect to the success of the Company's product development efforts, including those in mobile networks, the performance of its products, operations, meeting revenue targets, and the expectation of continued improvements in the capability, functionality, performance and cost of the Company's technology, as well as the market acceptance, inclusion and timing of the Company's technology in current and future products and expectations regarding its successful development of high speed optical solutions and its penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of its development efforts with its customers, the ability to build working prototypes to the customer’s specifications, and the size, future growth and needs of Artificial Intelligence network suppliers. Actual results could differ materially due to a number of factors, including, without limitation, the failure to produce optical engines on time and within budget, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company's products to meet performance requirements for AI, datacom and telecom networks, operational risks in the completion of the Company's projects, the ability of the Company to generate sales for its products, and the ability of its customers to deploy systems that incorporate the Company's products. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise forward-looking statements except as required by law.

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